

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 18, 2010

Mr. Richard E. Johnson
Senior Vice President - Finance and Chief Financial Officer
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, WI 53223

> **Re:** **Badger Meter, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 000-09092**

Dear Mr. Johnson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief